Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated May 11, 2020
Registration No. 333-237226

First Interstate BancSystem, Inc.
$100,000,000
5.25% Fixed to Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	First Interstate BancSystem, Inc. (the “Company”)

Security:	5.25% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Ratings:
BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	May 13, 2020

Settlement Date:	May 15, 2020 (T + 2)

Final Maturity Date (if not previously redeemed):	May 15, 2030

Coupon:	From and including the Settlement Date to, but excluding, May 15, 2025 or the date of earlier redemption (the “fixed rate period”) 5.25% per annum, payable semiannually in arrears. From and including May 15, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes — Interest”), plus a spread of 518.0 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on May 15 and November 15 of each year through, but not including May 15, 2025 or the date of earlier redemption and quarterly thereafter on February 15, May 15, August 15 and November 15 of each year to, but not including, the Maturity Date or the date of earlier redemption. The first interest payment will be made on November 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of May 15, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to May 15, 2025, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes.

Price to Public:	100.00%

Underwriter’s Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$99,000,000

Ranking:
The Notes will be unsecured, subordinated obligations of the Company and:

•will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Debt (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•will rank senior in right of payment and upon the Company’s liquidation to (i) its existing $86.9 million junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including the deposit liabilities and claims of other creditors of First Interstate Bank.

As of March 31, 2020, on a consolidated basis, the Company had, in the aggregate, total liabilities of $12.5 billion.

CUSIP/ISIN:	32055Y AA0 / US32055YAA01

Sole Underwriter:	Piper Sandler & Co.

The Issuer has filed a registration statement (including a prospectus) (File No. 333-237226) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at FSG-DCM@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.
The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.